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Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation
TESSCO Incorporated	Delaware
Cartwright Communications Company	Delaware
Wireless Solutions Inc.	Maryland
TESSCO Service Solutions, Inc.	Delaware
TESSCO de Mexico S.A. de C.V.	Mexico
TESSCO FSC, Ltd.	Barbados
TESSCO Communications Company	Delaware
TESSCO Financial Corporation	Delaware

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Subsidiaries of the Registrant